UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SmartRent, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

83193G107

(CUSIP Number)

Real Estate Technology Ventures

Attn: Jacob Zornes, Chief Financial Officer

136 Heber Ave, Suite 304

Park City, UT 84060

(801) 823-1216

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 447,221 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 447,221 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 447,221 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Real Estate Technology Ventures Associates, L.P. (“RET Associates I”), Real Estate Technology Ventures, L.P. (“RET Fund I”), Real Estate Technology Ventures-A, L.P. (“RET Fund I-A”), RET Ventures SPV I, L.P. (“RET SPV I”), RETV GP, LLC (“RET GP I”), Real Estate Technology Ventures II, L.P. (“RET Fund II”), RETV GP II, LLC (“RET GP II”), John Helm (“Helm”) and Christopher Yip (“Yip” and, with RET Associates I, RET Fund I, RET Fund I-A, RET SPV I, RET GP I, RET Fund II, RET GP II and Helm, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held directly by RET Associates I. RET GP I serves as the sole general partner of RET Associates I. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates I and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Associates I. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates I and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the Securities and Exchange Commission (the “SEC”), plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

2

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,610,456 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,610,456 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,610,456 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by RET Fund I. RET GP I serves as the sole general partner of RET Fund I. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Fund I. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

3

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,886,681 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,886,681 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,886,681 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by RET Fund I-A. RET GP I serves as the sole general partner of RET Fund I-A. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I-A and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Fund I-A. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I-A and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

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CUSIP No. 83193G107
1.	Names of Reporting Persons RET Ventures SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,716,921 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,716,921 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,716,921 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by RET SPV I. RET GP I serves as the sole general partner of RET SPV I. As such, RET GP I possesses power to direct the voting and disposition of the securities beneficially owned by RET SPV I and may be deemed to have indirect beneficial ownership of the securities beneficially owned by RET SPV I. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the securities beneficially owned by RET SPV I and may be deemed to have indirect beneficial ownership of these securities.

(3)	This calculation of the percentage of Class A Common Stock beneficially owned is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

5

CUSIP No. 83193G107
1.	Names of Reporting Persons RETV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,661,279 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,661,279 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,661,279 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 447,221 shares of Class A Common Stock held directly by RET Associates I; (ii) 25,610,456 shares of Class A Common Stock held directly by RET Fund I; (iii) 5,886,681 shares of Class A Common Stock held directly by RET Fund I-A; and (iv) 5,716,921 shares of Class A Common Stock held directly by RET SPV I. RET GP I serves as the sole general partner of each of RET Associates I, RET Fund I, RET Fund I-A and RET SPV I. As such, RET GP I possesses power to direct the voting and disposition of these securities and may be deemed to have indirect beneficial ownership of these securities. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of these securities and may be deemed to have indirect beneficial ownership of these securities.

(3)	This calculation of the percentage of Class A Common Stock beneficially owned is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

6

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 389,319 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 389,319 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,319 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by RET Fund II. RET GP II serves as the sole general partner of RET Fund II. As such, RET GP II possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund II and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Fund II. RET GP II owns no securities of the Issuer directly. Helm and Yip are the Managing Directors of RET GP II. As such, each of Helm and Yip possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund II and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

7

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,066 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,066 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,066 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by RET Associates II. RET GP II serves as the sole general partner of RET Associates II. As such, RET GP II possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates II and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Associates II. RET GP II owns no securities of the Issuer directly. Helm and Yip are the Managing Directors of RET GP II. As such, each of Helm and Yip possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates II and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

8

CUSIP No. 83193G107
1.	Names of Reporting Persons RETV GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 398,385 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 398,385 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,385 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 389,319 shares of Class A Common Stock held directly by RET Fund II and (ii) 9,066 shares of Class A Common Stock held directly by RET Associates II. RET GP II serves as the sole general partner of each of RET Fund II and RET Associates II. As such, RET GP II possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET GP II owns no securities of the Issuer directly. Helm and Yip are the Managing Directors of RET GP II. As such, each of Helm and Yip possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

9

CUSIP No. 83193G107
1.	Names of Reporting Persons John Helm
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,981 shares of Class A Common Stock
	8.	Shared Voting Power 38,059,664 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 32,981 shares of Class A Common Stock
	10.	Shared Dispositive Power 38,059,664 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,092,645 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 447,221 shares of Class A Common Stock held directly by RET Associates I; (ii) 25,610,456 shares of Class A Common Stock held directly by RET Fund I; (iii) 5,886,681 shares of Class A Common Stock held directly by RET Fund I-A; (iv) 5,716,921 shares of Class A Common Stock held directly by RET SPV I; (v) 389,319 shares of Class A Common Stock held directly by RET Fund II; and (vi) 9,066 shares of Class A Common Stock held directly by RET Associates II. RET GP I serves as the sole general partner of each of RET Associates I, RET Fund I, RET Fund I-A and RET SPV I. As such, RET GP I possesses power to direct the voting and disposition of the securities beneficially owned by each of RET Associates I, RET Fund I, RET Fund I-A and RET SPV I and may be deemed to have indirect beneficial ownership of such securities. RET GP I owns no securities of the Issuer directly. RET GP II serves as the sole general partner of each of RET Fund II and RET Associates II. As such, RET GP II possesses power to direct the voting and disposition of the securities beneficially owned by each of RET Fund II and RET Associates II and may be deemed to have indirect beneficial ownership of such securities. RET GP II owns no securities of the Issuer directly. Helm is a Managing Director of each of RET GP I and RET GP II. As such, Helm possesses power to direct the voting and disposition of these securities and may be deemed to have indirect beneficial ownership of these securities.

(3)	This calculation of the percentage of Class A Common Stock beneficially owned is based on (i) 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

10

CUSIP No. 83193G107
1.	Names of Reporting Persons Christopher Yip
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,269 shares of Class A Common Stock
	8.	Shared Voting Power 398,385 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 14,269 shares of Class A Common Stock
	10.	Shared Dispositive Power 398,385 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,654 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of Class A Common Stock (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 389,319 shares of Class A Common Stock held directly by RET Fund II and (ii) 9,066 shares of Class A Common Stock held directly by RET Associates II. RET GP II serves as the sole general partner of each of RET Fund II and RET Associates II. As such, RET GP II possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET GP II owns no securities of the Issuer directly. Yip is a Managing Director of RET GP II. As such, Yip possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares.

(3)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

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Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of SmartRent, Inc., a Delaware corporation (the “Issuer” and also “SmartRent”). The address of the principal executive offices of the Issuer is 8665 E. Hartford Drive, Suite 200, Scottsdale, Arizona 85255. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Real Estate Technology Ventures Associates, L.P. (“RET Associates I”), Real Estate Technology Ventures, L.P. (“RET Fund I”), Real Estate Technology Ventures-A, L.P. (“RET Fund I-A”), RET Ventures SPV I, L.P. (“RET SPV I”), RETV GP, LLC (“RET GP I”), Real Estate Technology Ventures II, L.P. (“RET Fund II”), Real Estate Technology Ventures Associates II, L.P. (“RET Associates II”), RETV GP II, LLC (“RET GP II”), John Helm (“Helm”) and Christopher Yip (“Yip” and, with RET Associates I, RET Fund I, RET Fund I-A, RET SPV I, RET GP I, RET Fund II, RET Associates II, RET GP II and Helm, collectively, the “Reporting Persons”). RET Associates I, RET Fund I, RET Fund I-A, RET SPV I, RET Fund II, RET Associates II are collectively referred to herein as the “RETV Funds.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 136 Heber Ave, Suite 304, Park City, UT 84060.

(c)	The principal business of the Reporting Persons is venture capital investments. Helm is the managing member of RET GP I and a managing member of RET GP II. Yip is a managing member of RET GP II.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of RET Associates I, RET Fund I, RET Fund I-A, RET SPV I, RET GP I, RET Fund II, RET Associates II and RET GP II was organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between March 2018 and March 2021, the RETV Funds invested an aggregate of $26.0 million in multiple series of preferred stock of SmartRent.com, Inc., a privately held Delaware corporation (“Legacy SmartRent”).

On August 24, 2021 (the “Closing Date”), pursuant to that certain Merger Agreement dated April 21, 2021 (as amended by Amendment No. 1 to Merger Agreement, dated July 23, 2021, the “Merger Agreement”), between Fifth Wall Acquisition Corp. I, a Delaware corporation (“FWAA”), Einstein Merger Corp. I., a wholly-owned subsidiary of FWAA (“Merger Sub”), and Legacy SmartRent. Merger Sub was merged with and into Legacy SmartRent, with Legacy SmartRent surviving the merger as a wholly owned subsidiary of the Company (the “Business Combination” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

As a result of the Business Combination, each share of Legacy SmartRent preferred stock was automatically converted into common stock of Legacy SmartRent and such shares of Legacy SmartRent common stock (including the shares owned by the RETV Funds) were converted into the right to receive approximately 4.8846 shares of the Company’s Class A Common Stock. The shares of common stock of Legacy SmartRent beneficially held by the Reporting Person were converted into an aggregate of 43,673,430 shares of Class A Common Stock of the Company.

Additionally, each outstanding warrant to purchase Legacy SmartRent common stock, was converted into a warrant to purchase a number of shares of Class A Common Stock equal to the product of (x) the number of shares of SmartRent common stock underlying such SmartRent warrant immediately prior to the closing and (y) 4.8846. As a result, a Legacy SmartRent warrant held by RET SPV I was converted into a warrant to purchase an aggregate of 1,874,036 shares of Class A Common Stock, which warrant was at such time exercisable as to 50% of the subject shares.

12

The funds used by the RETV Funds to acquire the securities of Legacy SmartRent that were exchanged for shares of Class A Common Stock in the Business Combination were obtained from capital contributions by their respective partners.

On February 23-24, 2022, RET SPV I made a pro rata in-kind distribution for no additional consideration of an aggregate of 843,361 shares of Class A Common Stock to its limited partners. Of the shares distributed by RET SPV I, RET Associates I, RET Fund I, RET Fund I-A, RET Fund II and RET Associates II received 2,768, 163,642, 42,422, 204,076, and 4,716 shares respectively.

On February 23, 2022, RET Associates I made a pro rata in-kind distribution for no additional consideration of 81,682 shares of Class A Common Stock to its limited partners.

On February 23, 2022, RET Fund I made a pro rata in-kind distribution for no additional consideration of 4,683,107 shares of Class A Common Stock to its general partner, RET GP I, and its limited partners. Of the shares distributed by RET Fund I, RET GP I received 58,121 shares.

On February 23, 2022, RET Fund I-A made a pro rata in-kind distribution for no additional consideration of 1,081,247 shares of Class A Common Stock to its limited partners.

On February 23, 2022, RET Fund II made a pro rata in-kind distribution for no additional consideration of 272,724 shares of Class A Common Stock to its general partner, RET GP II, and its limited partners. Of the shares distributed by RET Fund II, RET GP II received 2,727 shares.

On February 23, 2022, RET Associates II made a pro rata in-kind distribution for no additional consideration of 6,287 shares of Class A Common Stock to its limited partners.

On February 23, 2022, RET GP I made a pro rata in-kind distribution for no additional consideration of 58,121 shares of Class A Common Stock to its Members. Of the shares distributed by RET GP I, Helm and Yip received 31,525 and 13,298 shares respectively.

On February 23, 2022, RET GP II made a pro rata in-kind distribution for no additional consideration of 2,727 shares of Class A Common Stock to its Members. Of the shares distributed by RET GP I, Helm and Yip received 1,456 and 971 shares respectively.

On March 10, 2022, RET SPV I exercised a warrant to purchase 937,018 shares of Class A Common Stock at an exercise price of $0.002 per share.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

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Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 14, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (7)
RET Associates I (1)	447,221	0	447,221	0	447,221	447,221	0.2%
RET Fund I (2)	25,610,456	0	25,610,456	0	25,610,456	25,610,456	13.1%
RET Fund I-A (3)	5,886,681	0	5,886,681	0	5,886,681	5,886,681	3.0%
RET SPV I (4)	5,716,921	0	5,716,921	0	5,716,921	5,716,921	2.9%
RET GP I (1)(2)(3)(4)	0	0	37,661,279	0	37,661,279	37,661,279	19.3%
RET Fund II (5)	389,319	0	389,319	0	389,319	389,319	0.2%
RET Associates II (6)	9,066	0	9,066	0	9,066	9,066	0.0%
RET GP II (5)(6)	0	0	398,385	0	398,385	398,385	0.2%
Helm (1)(2)(3)(4)(5)(6)	32,981	32,981	38,059,664	32,981	38,059,664	38,092,645	19.6%
Yip (5)(6)	14,269	14,269	398,385	14,269	398,385	412,654	0.2%

(1)	Includes 447,221 shares of Class A Common Stock held directly by RET Associates I. RET GP I serves as the sole general partner of RET Associates I. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates I and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Associates I. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates I and may be deemed to have indirect beneficial ownership of these shares.

(2)	Includes 25,610,456 shares of Class A Common Stock held directly by RET Fund I. RET GP I serves as the sole general partner of RET Fund I. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Fund I. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I and may be deemed to have indirect beneficial ownership of these shares.

(3)	Includes 5,886,681 shares of Class A Common Stock held directly by RET Fund I-A. RET GP I serves as the sole general partner of RET Fund I-A. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I-A and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Fund I-A. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund I-A and may be deemed to have indirect beneficial ownership of these shares.

(4)	Includes 5,716,921 shares of Class A Common Stock held directly by RET SPV I. RET GP I serves as the sole general partner of RET SPV I. As such, RET GP I possesses power to direct the voting and disposition of the shares beneficially owned by RET SPV I and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET SPV I. RET GP I owns no securities of the Issuer directly. Helm is the Managing Director of RET GP I. As such, Helm possesses power to direct the voting and disposition of the shares beneficially owned by RET SPV I and may be deemed to have indirect beneficial ownership of these shares.

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(5)	Includes 389,319 shares of Class A Common Stock held directly by RET Fund II. RET GP II serves as the sole general partner of RET Fund II. As such, RET GP II possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund II and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Fund II. RET GP II owns no securities of the Issuer directly. Helm and Yip are the Managing Directors of RET GP II. As such, each of Helm and Yip possesses power to direct the voting and disposition of the shares beneficially owned by RET Fund II and may be deemed to have indirect beneficial ownership of these shares.

(6)	Includes 9,066 shares of Class A Common Stock held directly by RET Associates II. RET GP II serves as the sole general partner of RET Associates II. As such, RET GP II possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates II and may be deemed to have indirect beneficial ownership of the shares beneficially owned by RET Associates II. RET GP II owns no securities of the Issuer directly. Helm and Yip are the Managing Directors of RET GP II. As such, each of Helm and Yip possesses power to direct the voting and disposition of the shares beneficially owned by RET Associates II and may be deemed to have indirect beneficial ownership of these shares.

(7)	This calculation is based on 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC, plus 937,018 shares of Class A Common Stock issued upon exercise of a warrant in March 2022 by RET SPV I.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On August 24, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Company, Fifth Wall Acquisition Sponsor, LLC (“Sponsor”) and certain stockholders of Legacy SmartRent entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to register for resale shares of Class A Common Stock held by the parties thereto from time to time, including a shelf registration statement registering the resale of the Class A Common Stock within 45 days of the closing of the Business Combination. Such registration statement was filed and has been declared effective by the Securities and Exchange Commission.

Up to twice in any 12-month period, certain former stockholders of Legacy SmartRent, including the RETV Funds, may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $50.0 million.

The Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit B hereto and is herein by reference.

Lock-up Agreements

In connection with the execution of the Merger Agreement, certain security holders of Legacy SmartRent, including the RETV Funds, entered into lock-up agreements (each, a “Lock-up Agreement”) with Legacy SmartRent and FWAA. Pursuant to the Lock-up Agreements, such Legacy SmartRent holders agreed, among other things, that their shares of Class A Common Stock received as merger consideration would not be transferred until the earlier to occur of (i) six months following the Closing Date and (ii) the date after the Closing Date on which FWAA completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company stockholders having the right to exchange their equity holdings in the Company for cash, securities or other property. The transfer restrictions under the Lock-Up Agreements expired in February 2022.

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The description of the Lock-Up Agreements is not complete and is qualified in its entirety by reference to the full text of the Form of Lock-up Agreement, which is filed as Exhibit C hereto and is herein by reference.

Warrant

RET SPV I holds a warrant (the “Warrant”) that upon the Closing converted to a warrant to purchase an aggregate of 1,874,036 shares of Class A Common Stock at a price of $0.002 per share, subject to the performance-based vesting conditions of the Warrant. The Warrant was originally subject to vesting in two discrete increments of 50% of the total subject shares upon the achievement of commercial milestones. As of the Closing, the first performance-based vesting condition had been met and, accordingly, the Warrant was exercisable as to 50% of the total number of shares, or 937,018 shares. On March 10, 2022, RET SPV I exercised the Warrant, to the extent then exercisable, acquiring 937,018 shares of Class A Common Stock. Following such exercise the Warrant now covers 937,018 shares, and will be further exercisable only upon the satisfaction of the performance vesting condition for the second tranche. The Warrant expires April 23, 2030.

The description of the Warrant is not complete and is qualified in its entirety by reference to the full text of the Warrant, which is filed as Exhibit D hereto and is herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Amended and Restated Registration Rights Agreement, dated as of August 24, 2021 Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 1-39991), filed with the SEC on August 30, 2021).

C.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 1-39991), filed with the SEC on April 22, 2021).

D.	Warrant*

* Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2022

Real Estate Technology Ventures Associates, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures-A, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RET Ventures SPV I, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RETV GP, LLC

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures II, L.P.

By:	RETV GP II, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

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Real Estate Technology Ventures Associates II, L.P.

By:	RETV GP II, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RETV GP II, LLC

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

/s/ John Helm
John Helm

/s/ Christopher Yip
Christopher Yip

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Exhibit(s):

A - Joint Filing Agreement

D - Warrant

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of SmartRent, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

March 14, 2022

Real Estate Technology Ventures Associates, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures-A, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RET Ventures SPV I, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RETV GP, LLC

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures II, L.P.

By:	RETV GP II, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures Associates II, L.P.

By:	RETV GP II, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RETV GP II, LLC

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

/s/ John Helm
John Helm

/s/ Christopher Yip
Christopher Yip

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EXHIBIT D

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION. THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDER SHOULD BE AWARE THAT IT MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER ARE SUBJECT TO A 180 DAY MARKET STAND-OFF RESTRICTION AS SET FORTH HEREIN. AS A RESULT OF SUCH RESTRICTION, THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER MAY NOT BE TRADED PRIOR TO 180 DAYS AFTER THE EFFECTIVE DATE OF A REGISTERED PUBLIC OFFERING OF THE ISSUER. SUCH RESTRICTION IS BINDING ON TRANSFEREES OF THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER.

WARRANT TO PURCHASE COMMON STOCK

Company:	SmartRent.com, Inc., a Delaware corporation

Number of Shares:	Up to an aggregate of 383,744 shares, as determined in accordance with Exhibit A, attached hereto

Class of Stock:	Common Stock

Exercise Price:	$0.01 per Share

Issue Date:	April 24, 2020

Expiration Date:	April 23, 2030

This Warrant to Purchase Common Stock (this “Warrant”) certifies that, for good and valuable consideration, RET VENTURES SPV I, L.P. or its registered and permitted assigns (“Holder”) is entitled to purchase from the corporation named above (the “Company”) up to that number of shares of Common Stock of the Company (the “Shares”) set forth above (as adjusted for stock splits, dividends, recapitalizations, and the like) (the “Number of Warrant Shares”), at an exercise price per share equal to the exercise price set forth above (the “Exercise Price”), in each case, as adjusted pursuant to Section 2 of this Warrant and subject to the provisions and upon the terms and conditions set forth in this Warrant.

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1.	EXERCISE.

1.1            Method of Exercise. Subject to the terms and conditions of this Warrant, the Holder may exercise this Warrant in whole or in part, at any time or from time to time on any business day following delivery to the Holder by the Company of a Company Notice (as defined below) and before the earlier of (a) the Expiration Date, (b) the effective date of a firm commitment underwritten public offering pursuant to an effective registration statement of the Company filed under the 1933 Act (the “IPO”), provided, that such IPO is at least three years following the Issue Date, or (c) 5:00 p.m. Mountain time on the day prior to a Liquidation Event, by delivering a duly executed Notice of Exercise in substantially the form attached as Exhibit B to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Section 1.2, Holder shall also deliver to the Company a check for the aggregate Exercise Price for the Shares being purchased.

1.2            Net Exercise Election. Subject to the terms and conditions of this Warrant, the Holder may elect to convert all or a portion of this Warrant, without the payment by the Holder of any additional consideration, by the surrender of this Warrant or such portion of this Warrant to the Company, with the net exercise election selected in the Notice of Exercise attached hereto as Exhibit B duly executed by the Holder, into up to the number of Shares that is obtained under the following formula:

X = Y (A-B)

       A

Where:            X = the number of Shares to be issued to the Holder pursuant to this Section 2.2.

Y = the number of Shares as to which this Warrant is then being net exercised.

A = the fair market value of one Share.

B = the Exercise Price.

For purposes of the above calculation, the fair market value of one Share shall be determined by the Company’s Board of Directors, in good faith. The Company will promptly respond in writing to an inquiry by the Holder as to the then current fair market value of one Share.

1.3            Delivery of Certificate and New Warrant. Promptly after Holder exercises this Warrant, if this Warrant has not been fully exercised or converted and has not expired, this Warrant shall automatically be reduced by the number of Shares issued and remain exercisable for such remaining Shares not so acquired, and all other terms of the Warrant shall otherwise remain in full force and effect as so adjusted. Upon final exercise of this Warrant for any such remaining number of Shares, this Warrant shall be surrendered by the Holder to the Company for cancellation.

1.4            Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

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1.5	Sale, Merger, Consolidation or Liquidation of the Company.

(a)            “Liquidation Event”. For the purpose of this Warrant, “Liquidation Event” means (i) a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation in effect on the date hereof and as amended from time to time hereafter), or (ii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold 75% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), other than for the purpose of redomesticating the Company or effecting a similar transaction, and, for purposes of clarity, shall not include one or more financings for the principal purpose of raising capital.

(b)            Termination of Warrant. This warrant will, automatically and without further action by the Company or Holder, terminate on the earlier of (i) immediately prior to the closing of any Liquidation Event or (ii) upon the IPO, provided, that such IPO is at least three years following the Issue Date. The Company shall give Holder at least ten (10) days advance written notice of any Liquidation Event or IPO, or such shorter period of time as may be consented to in writing by Holder of the Warrant (the “Company Notice”). During such notice period, Holder may exercise or convert this Warrant in accordance with its terms, and may elect to make such exercise or conversion contingent upon the happening of such event. Subject to prior exercise or conversion as provided in the preceding sentences of this section, (i) in the case of a Liquidation Event, this Warrant will terminate immediately prior to the date such event is expected to occur as set forth in the Company Notice and (ii) in the case of the IPO, this Warrant will terminate upon the IPO.

2.	ADJUSTMENTS TO THE SHARES.

2.1            Share Splits, Etc. If the Company subdivides or combines the outstanding shares of the Company’s Common Stock subsequent to the Issue Date, then upon exercise or conversion of this Warrant, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the subdivision or combination occurred.

2.2            Reclassification, Exchange or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the shares issuable upon exercise of this Warrant (other than a Liquidation Event described in Section 1.5 above or a share split, etc. described in Section 2.1 above) that occurs subsequent to the Issue Date, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution or other event. The Company or its successor shall promptly issue to Holder a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2 including, without limitation, appropriate adjustments to the Exercise Price and to the number of securities or property issuable upon exercise or conversion of the new Warrant.

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2.3            Adjustments of Exercise Price. If, subsequent to the Issue Date, the outstanding shares of Common Stock of the Company are combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock of the Company, the Exercise Price shall be proportionately increased. If the outstanding shares of Common Stock of the Company are divided, by reclassification or otherwise, into a greater number of shares of Common Stock of the Company, the Exercise Price shall be proportionately decreased.

2.4            Adjustment is Cumulative. The provisions of this Section 2 shall similarly apply to successive, stock splits or combinations, reclassifications, exchanges, substitutions, or other events.

2.5            No Impairment. The Company shall not through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, intentionally avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Section 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Section against such impairment.

2.6            Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of the Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional Share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share, provided, that in the event that such amount is less than $100, the Company shall not be required to make any such payment.

2.7            Certificate as to Adjustments. Upon each adjustment of the Exercise Price, the Company at its expense shall promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Exercise Price in effect upon the date thereof, and the number of Shares and the amount, if any, of other securities, cash or property receivable upon exercise or conversion hereof, and the series of adjustments leading to such Exercise Price and the number of Shares and the amount, if any, of other securities, cash or property receivable upon exercise or conversion hereof.

3.	REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1            Issuance of Shares. The Company hereby represents and warrants to the Holder that all Shares which may be issued upon the exercise of the purchase right represented by this Warrant shall, upon issuance, be free of any liens and encumbrances except for restrictions on transfer provided for herein and under applicable federal and state securities laws.

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4.	REPRESENTATIONS OF HOLDER; TRANSFER.

4.1            Representations. Holder hereby represents and warrants to the Company as follows. Holder is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”). Holder is a sophisticated investor having such knowledge and experience in business and investment matters that Holder is capable of protecting Holder’s own interests in connection with the acquisition, exercise or disposition of this Warrant. Holder is fully aware of: (i) the highly speculative nature of an investment in the Warrant (and the Shares issuable hereunder); (ii) the potential financial hazards involved; and (iii) the lack of liquidity of the Warrant (and the Shares issuable hereunder) and the restrictions on transferability of the Warrant (and the Shares issuable hereunder). Holder is aware that this Warrant and the Shares are being, or will be, issued to Holder in reliance upon Holder’s representation in this Section 4 and that such securities are restricted securities that cannot be publicly sold except in certain prescribed situations. Holder is acquiring the Warrant for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the 1933 Act in violation of securities laws. Holder has no present intention of selling or otherwise disposing of all or any portion of the Warrant or the Shares issuable hereunder. Holder is aware of the provisions of Rule 144 promulgated under the 1933 Act and of the conditions under which sales may be made thereunder. Holder has received such information about the Company as Holder deems reasonable, has had the opportunity to ask questions and receive answers from the Company with respect to its business, assets, prospects and financial condition and has verified any answers Holder has received from the Company with independent third parties to the extent Holder deems necessary. The Holder of this Warrant, by acceptance hereof, acknowledges this Warrant and the Shares to be issued upon exercise hereof or conversion thereof are being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon exercise hereof or conversion thereof except under circumstances that will not result in a violation of the 1933 Act or any state securities laws. Neither the Company nor any of its managers, members, or officers have made any representations to Holder regarding the advisability of the transaction described herein.

4.2            Legends. The Shares, if certificated, shall be imprinted with legends in substantially the following form, as well as any other legends required by applicable state securities laws or by any agreement under which the Company is obligated:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT AND QUALIFICATION UNDER SUCH LAWS, OR PURSUANT TO RULE 144 AND ANY STATE EXEMPTION FROM REGISTRATION AND QUALIFICATION OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION AND ITS COUNSEL THAT SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED.

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4.3            Transfer Restrictions. This Warrant and the Shares issuable upon exercise of this Warrant may not be transferred or assigned in whole or in part without compliance with the restrictions contained herein and with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if (i) the transfer is to the stockholders, members or partners of Holder by way of distribution to all of the same or (ii) there is no material question as to the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale and/or transfer. Notwithstanding anything herein to the contrary, this Warrant is not transferable without the prior written consent of the Company, which shall not be unreasonably withheld; provided, that the Company’s election to withhold its consent to the transfer of this Warrant to any direct or indirect competitor of the Company shall not be deemed unreasonable, and provided, further, that the Holder shall be permitted to transfer this Warrant to any of its affiliates without the Company’s prior written consent by complying with the transfer procedures set forth in Section 4.4.

4.4            Transfer Procedure. Holder may not transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed; and provided, further, that Holder shall be permitted to transfer this Warrant to any of its affiliates without the Company’s prior written consent by giving the Company a written notice of the portion of the Warrant being transferred, such notice setting forth the name, address and taxpayer identification number of the transferee, and surrendering this Warrant to the Company for reissuance to the transferee(s).

4.5            Stockholder Agreements. Holder hereby acknowledges and agrees that any Shares issued hereunder will be subject to the terms and conditions set forth in the Company’s Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement that are applicable to “Investors” thereunder. By executing this Warrant, Holder hereby agrees to be bound by the terms of such agreements as contemplated in this Section 4.5.

5.            Market Standoff. Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any securities of the Company held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company’s securities. The foregoing provisions of this Section 5 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

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6.	RESERVED.

7.	GENERAL PROVISIONS.

7.1            Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Warrant will be in writing and will be effective and deemed to provide such party sufficient notice under this Warrant on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (iii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iv) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries.

All notices for delivery outside the United States will be sent by facsimile or by express courier. All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address or facsimile number set forth below the signature lines to this Warrant, or at such other address or facsimile number as such other party may designate by one of the indicated means of notice herein to the other parties hereto. Notices to the Company will be marked “Attention: Chief Executive Officer”.

7.2            Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

7.3            Governing Law. This Warrant will be governed by and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to principles of conflict of laws or choice of laws.

7.4            Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Warrant.

7.5            Counterparts. This Warrant may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

7.6            Amendment and Waivers. This Warrant may be amended and provisions may be waived upon the written consent of the Holder and the Company.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized representative and Holder has executed this Warrant as of the Issue Date indicated on the first page of this Warrant.

COMPANY:

SMARTRENT.COM, INC.

By:
Name:
Title:

WARRANT HOLDER:

RETV VENTURES SPV I, L.P.

By: RETV GP, LLC
Its: General Partner

John Helm, Managing Director

Address:

136 Heber Avenue, Suite 304 Park City, UT 84060
Attn: John Helm (john@ret.vc)

With a copy (which shall not constitute notice) to:

Cooley LLP
1333 2nd Street, Suite 400 Santa Monica, CA 90401 Attn: David R. Young (dyoung@cooley.com)

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EXHIBIT A

NUMBER OF WARRANT SHARES

The “Number of Warrant Shares” shall equal the number of shares equal to (a) the Applicable Percentage (as defined below) multiplied by (b) the quotient of the aggregate purchase price of the Series C Preferred Stock purchased by Holder pursuant to that certain Series C/C-1 Preferred Stock Purchase Agreement dated March 11, 2020 by and among the Company and the investors listed on Exhibit A thereto divided by $12,000,000, multiplied by (c) 383,744 Shares.

For purposes hereof:

“Applicable Percentage” shall mean 50% with [***] and shall be increased to 100% with [***].

[***]

[***]

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Schedule 1

EXHIBIT B

NOTICE OF EXERCISE

(TO BE SIGNED ONLY UPON EXERCISE OF WARRANT)

1.          The undersigned hereby elects to purchase                   shares of Common Stock (the “Shares”) of SmartRent.com, Inc., a Delaware corporation, pursuant to the terms of the attached Warrant to Purchase Common Stock with an issue date of [*], 2020, (the “Warrant”), as follows:

2.          (Initial applicable method:)

______	a.	The undersigned tenders herewith payment of the total purchase price of such Shares in full, pursuant to a check or wire transfer, in the amount of $_______________.

_______	b.	This exercise or conversion_________[is]_________[is not] contingent upon the closing of the Liquidation Event or other event specified in the Company Notice to Holder in accordance with Section 1.5 of the Warrant received by Holder.

c.	The undersigned hereby elects to convert the Warrant into Shares by the net exercise election pursuant to Section 1.2 of the Warrant. This conversion is exercised with respect to [*] [all of the] shares of Common Stock covered by the Warrant resulting in a net total of [*] Shares being issued to the undersigned.

3.          If Shares are certificated, please issue a certificate or certificates representing said Shares in the name of the undersigned. The undersigned represents that it is acquiring the Shares solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof except in compliance with applicable securities laws and hereby repeats the representations and warranties of the undersigned that are set forth in Section 4.1 of the attached Warrant.

(Name)

(Address)

(City, State, Zip Code)

(Federal Tax Identification Number)

(Signature of Holder and, if applicable, Title)

Schedule 1